January 28, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

       Re: Accolade, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 13, 2020
           CIK No. 1481646

Dear Mr. Singh:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to comment 4. Please revise the "Risks Associated with Our
       Business" section in the prospectus summary to specifically disclose the outstanding balance of your debt.
 Rajeev Singh
FirstName Inc.
Accolade, LastNameRajeev Singh
Comapany NameAccolade, Inc.
January 28, 2020
Page 2
January 28, 2020 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data
Certain Non-GAAP Financial Measures, page 17

2. Refer to prior comment 6 and your response. It appears the comparable GAAP measures to "adjusted gross profit" and "adjusted gross margin" are "gross profit" and "gross margin," respectively. Please revise your presentation to add the comparable GAAP measures with equal or greater prominence pursuant to Item 10(e)(1)(i)(A) of Regulation
         S-K. Also include a reconciliation of "gross profit" to "adjusted gross profit" pursuant to
         Item 10(e)(1)(i)(B) of Regulation S-K."
Management's Discussion and Analysis of Financial Condition and Results of Operation
Our Business Model, page 74

3. You disclose on pages 75 and 81 you earned approximately 98% and 96% for the fiscal years ended February 28, 2018 and 2019, respectively, of the maximum potential revenue under your contracts measured for the corresponding calendar year. Please clarify in your disclosure how you calculate this percentage. Include how the amounts due to customers, adjustments to the measure of progress used to recognize revenue for differences between actual and estimated experience, and other adjustments made to arrive at reported revenue are factored into the computation. In this regard, advise how amounts reported in the financial statements for fiscal 2018 and 2019 are representative of the associated percentage amounts.
Choice of Forum, page 149

4. We note your response to comment 17, as well as your revised disclosure. Please further revise your disclosure specifically to clarify whether you intend the exclusive forum provision to apply to claims under the Securities Act. In this regard, we note that ambiguity exists because, on the one hand, you disclose that the provision is limited to claims under Delaware law and, on the other, you discuss case law that appears to suggest the provision could be interpreted as applying to federal law. In addition, please revise and make fully consistent your descriptions of the exclusive forum provision throughout the prospectus. For example, the description in the risk factor on pages 58 and 59 does not appear to include the numbered clauses (iv) and (v) in the description of the provision on page 149.
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(j) Revenue and Deferred Revenue, page F-10

5. You disclose the reporting performance obligation is performed separately over regular intervals during the term of the contract. Accordingly, it appears the amount of revenue recognized for this is not related to the number of members. In view of this, please explain to us why it is appropriate to recognize revenue for it in a similar pattern as that for the
 Rajeev Singh
Accolade, Inc.
January 28, 2020
Page 3
         stand ready services which is based on the number of members, rather than on some other basis (for example, straight line).

         Additionally, please tell us, and disclose pursuant to ASC 606-10-50-20, information about assumptions you use in allocating the transaction price between the stand ready and reporting performance obligations, including allocation of the variable portion of the fee to each.
6. On page F-12, you use the term "served" in the first paragraph in regard to revenue associated with pre-launch open enrollment and in the fourth paragraph in regard to your performance obligations during the term of the contract. Please clarify what is meant by this term, in particular, whether or not it refers to members that have actually enrolled in or used your service as the basis for any amount of revenue recognized.
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameRajeev Singh                                  Sincerely,
Comapany NameAccolade, Inc.
                                                                Division of
Corporation Finance
January 28, 2020 Page 3                                         Office of Trade
& Services
FirstName LastName